Exhibit 99.17

Media release

Rio Tinto committed to domestic power solution for Oyu Tolgoi

16 February 2018

Rio Tinto continues to work with its partners to develop the best solution for a domestic power supply for the Oyu Tolgoi  operation, following the Government of Mongolia’s cancellation of the Southern Region Power Sector Cooperation Agreement (PSCA).

The decision to terminate the PSCA indicates that the Government of Mongolia no longer views the Tavan Tolgoi Power Project (TTPP) as a viable option for Oyu Tolgoi. As a result, and in line with the terms of the 2009 Investment Agreement, Oyu Tolgoi is now obliged to deliver a domestic power source for the operation within four years.

Oyu Tolgoi, Rio Tinto and Turquoise Hill Resources are committed to fulfilling all of the commitments under the Investment Agreement and are continuing to evaluate all viable power options, including the construction of an Oyu Tolgoi site-based power plant.

The cost and means of financing this will be finalised between shareholders. Rio Tinto will continue to review its capex forecasts for the project but has already earmarked $250 million a year for the development of a power station in Mongolia in its 2019 and 2020 capex forecasts.

The PSCA laid out a framework for cooperation between the Government of Mongolia and Oyu Tolgoi to deliver a comprehensive energy plan for the South Gobi region. The Government of Mongolia’s primary intention was to develop a new independent power plant at the Tavan Tolgoi coalfields with Oyu Tolgoi as off-taker rather than owner.

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